Filed Pursuant to Rule 433

Registration Statement Nos. 333-203760-01

333-203760

Pricing Term Sheet

Harman Finance International, S.C.A.

fully and unconditionally guaranteed by

Harman International Industries, Incorporated

€350,000,000 2.000% Senior Notes due 2022

Pricing Term Sheet

Issuer:	Harman Finance International, S.C.A.

Guarantor:	Harman International Industries, Incorporated

Ratings (Moody’s S&P)*:	Baa3/BBB-

Format:	SEC Registered

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange.

Denomination:	Denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Trade Date:	May 20, 2015

Settlement Date:	May 27, 2015 (T+4)

Principal Amount:	€350,000,000

Net Proceeds to Issuer:	We estimate that the net proceeds from the offering of the notes will be approximately €346,720,500 after deducting the underwriting discount, but before expenses.

Maturity:	May 27, 2022

Interest Payment Dates:	Annually on each May 27, commencing May 27, 2016

Coupon:	2.000%

Spread to Mid-Swaps	+145bps

Mid-Swaps Yield	0.610%

Benchmark Security:	DBR 2.000% due January 2022

Benchmark Security Price/Yield:	111.63/0.228%

Spread to Benchmark Security:	+183.2bps

Yield to Maturity:	2.060%

Public Offering Price:	99.613% of the principal amount

Make-Whole Call:	Make whole at B+30bps (before February 27, 2022 (three months prior to the Maturity Date)), plus accrued and unpaid interest, if any

Par Call:	At any time on or after February 27, 2022 (three months prior to the Maturity Date), the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

Joint Book-Running Managers:	HSBC Bank plc J.P. Morgan Securities plc UniCredit Bank AG

Co-Managers:	Mitsubishi UFJ Securities International plc The Royal Bank of Scotland plc The Toronto-Dominion Bank

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Bank plc toll-free at (866) 811-8049, or by calling J.P. Morgan Securities plc at +44 207-134-2468 or by calling UniCredit Bank AG toll-free at 800 493-2203 or emailing: uccm@unicredit.eu.